UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 08, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 8 March 2016

Mobinil becomes Orange in Egypt

•  The Orange brand extends, by rebranding Mobinil, its Egyptian operation

•  Long-term commitment to support growth of Egypt’s digital economy

Arrival of Orange brand set to boost company’s competitive position

Orange, one of the world’s leading telecommunications operators today announces the launch of the Orange brand in Egypt. As of today, the Orange brand replaces the Mobinil brand. Egypt is the latest subsidiary of the Orange Group to adopt the Orange brand and is the Group’s largest operation in terms of customer numbers (33.4 million customers at the end of December 2015) and contributes over 27% of its revenues for the Middle East and Africa region.

Stéphane Richard, Chairman and Chief Executive Officer for Orange, commented: “Egypt is a vibrant market and we are delighted to bring the Orange brand to this important market on this momentous day in our history. Today Orange is a mobile operator in Egypt, but we want to be much more than that in the future. We want to be a true digital player and help the Egyptian economy and its people to draw the benefits of the digital age.”

Yves Gauthier, Chief Executive Officer, Orange Egypt, said: "We are part of a truly international group with all the backing that brings. In addition to benefiting from group-wide synergies and know-how, we are adopting the Orange strategy to place the customer experience at the heart of what we do so that we can deliver on our promise ‘to connect our customers to what is essential in their lives’. Today is a proud day for our employees who have worked hard to get to this moment and we hope our customers share our pride.”

Orange to deliver synergies and expertise to benefit its Egyptian customers

Orange will leverage its extensive technical, marketing and business know-how to benefit its Egyptian operation and improve the quality of service for customers.

Orange customers in Egypt can look forward to improvements in all areas of the customer experience including:

•     Improved retail experience: Orange’s focus on customer experience extends to the launch of its first ‘Smart Store’ in the country, in Cairo. The new Smart Store is designed around familiar environments with try-out spaces such as ‘Care’, ‘Fun’, ‘Tech’, ‘Money’ and ‘Tariff’ showcasing the solutions and services that Orange sells in these areas. This new store model is clear evidence of Orange's desire to create a customer experience tailored to fit each person's needs. In addition, a total of 250 retail shops and 20,000 points-of-sales in Egypt will be re-branded as part of the launch.

•     Access to Orange’s global products and services factory: bringing new and innovative services to the market such as the secure authentication solution, Mobile Connect

•     Access to Orange’s own-branded range of devices: Egyptian customers will have access to Orange’s high-quality range of affordable devices that are customised within the Orange environment and specifically tailored for the Middle East market.

Orange has operations in 27 countries worldwide, and is present in 19 countries across Africa and the Middle East.

-ends-

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 40 billion euros in 2015 and 156,000 employees worldwide at 31 December2015, including 97,000 employees in France. Present in 28 countries, the Group has a total customer base of 263 million customers worldwide at 31 December 2015, including 201 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited

Press contacts: +33 1 44 44 93 93

Nicole Clarke ; nicole.clarke@orange.com

Tom Wright ; tom.wright@orange.com

ORANGE

Date: March 08, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations